Exhibit 10.15

AWARD AGREEMENT

Citigroup Inc. (“Citigroup”) hereby grants to Jane Fraser (the “Participant” or “you”) the award described below (the “Award”) pursuant to the terms and conditions set forth herein.

For the Award to be effective, you must accept below acknowledging that you have received and read this Stock Option Award Agreement, including the Terms and Conditions set forth following this Cover Page and the Data Protection Statement attached hereto (collectively, this “Agreement”), the Citigroup Inc. 2019 Stock Incentive Plan, as amended from time to time (the “Stock Incentive Plan”) and any prospectus related to the Award (a “Prospectus” and, collectively, including this Agreement, the “Legal Documents”).

Summary of Award

Award Date	October 22, 2025
Components of the Award	1.Deferred Stock Award (“DSA”) with respect to 259,605 shares of Citigroup common stock (“Shares”) 2.Non-qualified stock option (“Option”) to purchase 1,000,000 Shares
Exercise Price (“Exercise Price”) of Option	$96.30 per Share
Scheduled Vesting Dates for DSA (each such date, a “DSA Vesting Date”)	October 22, 2028 (86,535 Shares) October 22, 2029 (86,535 Shares) October 22, 2030 (86,535 Shares)
First Exercise Date of the Option (each such date, an “Option Vesting Date” and, together with the DSA Vesting Dates, the “Vesting Dates”)	October 22, 2028 (as to 333,333 Shares) October 22, 2029 (as to 333,333 Shares) October 22, 2030 (as to 333,334 Shares)
Expiration Date of Option (“Expiration Date”)	October 22, 2035

Acceptance and Agreement by Participant. I hereby accept the Award and acknowledge that I have received and read the Legal Documents and that I understand and agree to be bound by them.

CITIGROUP INC.    PARTICIPANT'S ACCEPTANCE:

By: _________/S/_______________    ____________/S/______________
Sara Wechter    Jane Fraser
Chief Human Resources Officer    Chief Executive Officer

Date: February 4, 2026    Date: February 6, 2026

TERMS AND CONDITIONS

The Award is granted pursuant to, and subject to the terms of, the Stock Incentive Plan. Any Shares deliverable to Participant in connection with the Award will be from the Shares available for grant pursuant to the terms of the Stock Incentive Plan. As used herein, (i) “Company” means Citigroup and its consolidated subsidiaries and (ii) “Committee” means the Compensation, Performance Management, and Culture Committee of the Citigroup Board of Directors (or any successor committee). We refer to the Prospectus related ot the Stock Incentive Plan, dated January 1, 2025.

1.Participant Acknowledgements.

YOU ACKNOWLEDGE THAT YOU HAVE BEEN PROVIDED WITH THE OPPORTUNITY TO REVIEW THE LEGAL DOCUMENTS FOR NO FEWER THAN FOURTEEN BUSINESS DAYS, HAD THE OPPORTUNITY TO CONSULT WITH LEGAL COUNSEL AND HAVE READ THIS AGREEMENT CAREFULLY PRIOR TO ACCEPTING THE AWARD

In addition, you acknowledge and agree that:

(a)the Award will be canceled in accordance with the terms of this Agreement if the settlement conditions set forth herein are not satisfied;
(b)amounts paid in settlement of the Award are subject to repayment in the circumstances and pursuant to the terms set forth herein;
(c)neither the Award nor any amounts payable in respect of the Award will be considered when calculating any statutory, common law or other employment-related payment to Participant, including any severance, resignation, termination, redundancy, end-of-service, bonus, long-service awards, pension, superannuation or retirement or welfare or similar payments, benefits or entitlements;
(d)any monetary value assigned to the Award in any communication is contingent, hypothetical, and for illustrative purposes only and does not express or imply any promise or intent by the Company to deliver, directly or indirectly, any certain or determinable cash value to Participant;
(e)you had no right to receive the Award and receipt of the Award is neither an indication nor a guarantee that an incentive or deferred compensation award of any type or amount will be made in the future; and
(f)the official language of the Legal Documents is English, which official language will govern the interpretation of the Legal Documents, notwithstanding that unofficial translations of the Legal Documents to a different language may have been made available to you.
2.Cancelation of Award in Certain Circumstances. For purposes of this Agreement, “settlement” of the Award (and variants of that term) means (x) delivery of Shares in settlement of all or a portion of the DSA, (y) delivery of Shares upon exercise of all or a portion of the Option, or (z) both, as the context suggests. Notwithstanding anything in this Agreement to the contrary:

i.    if any of the conditions to settlement set forth in Subsections 2(a) through 2(c) hereof (the “Settlement Conditions”) are determined to have been not satisfied as of the date of any proposed settlement of the Award, the Award shall not be settled as of such date; and
ii.    the Committee may suspend settlement of the Award, or any portion thereof, in connection with an investigation or review of the Participant or any event or circumstance that may give rise to a failure of a Settlement Condition to be satisfied or other similar circumstance, in each such case as determined by the Committee, in which case the Committee shall determine as soon as practicable following the completion of such investigation or review whether the Award, to the extent settlement was suspended, is eligible for settlement or shall be canceled. The Company shall not be obligated to compensate the Participant for any change in value during any suspension period.

The Settlement Conditions do not change while the Award is outstanding, regardless of Participant’s status as an active or terminated employee or other change in employment status, or because Participant transfers employment within the Company.

(a)Generally Applicable Service-Based Settlement Condition. Settlement of each portion of the Award is conditioned on Participant’s continuous employment with the Company up to and including the applicable Vesting Date, except as otherwise provided in Section 4 hereof.
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(b)Generally Applicable Additional Settlement Conditions. Settlement of each portion of the Award is conditioned on (x) the Committee not having determined that Participant (1) received the Award based on materially inaccurate publicly reported financial statements, (2) knowingly provided materially inaccurate information relating to publicly reported financial statements, (3) had “Significant Responsibility” (as defined below) for a material violation of any risk limits established or revised by senior management and/or risk management, or (4) has engaged in “gross misconduct” as defined in Subsection 4(e) hereof, it being understood that such definition shall be applied regardless of whether the Company knows of such conduct, or the facts giving rise thereto, prior to the termination of Participant’s employment with the Company or whether Participant’s termination of employment relates to such conduct or facts and (y) the Participant not having materially breached any post-employment covenant set forth in Section 5 hereof. For purposes of this Subsection 2(b), “Significant Responsibility” means Participant engaged in conduct, or was responsible for conduct, that resulted in the relevant violation and is accountable for such conduct under the Global Disciplinary Review Policy as currently in effect or any successor thereto (“GDRP”).
(c)Material Adverse Outcome/Violation of Any Material Risk Limit Settlement Condition.
(i)    Settlement of the Award is subject to the condition (the “MAO/MVRL Condition”) that the full Award will be canceled if a Participant has had Significant Responsibility for a Material Adverse Outcome or Violation of Any Material Risk Limit (as defined below), subject to Subsection 2(c)(iii) hereof.
(ii)    For purposes of the MAO/MVRL Condition, the following terms shall have the meanings set forth herein:
(A) “Common Equity Tier 1 ratio” refers to the reportable Common Equity Tier 1 Capital ratio as derived under the Basel III Advanced Approaches or Standardized Approach framework, whichever is lower, and reported in Citigroup’s Form 10-Q/K, Citigroup’s Capital Resources, Components of Citigroup’s Capital, Common Equity Tier 1 Capital section.
(B) “Incident” refers to a discrete event or transaction (or series of related events or transactions) directly and proximately caused by one or more Company employees.
(C) “Material Adverse Outcome” means any Incident that results in Material Harm to the Company, as determined by Citigroup’s Board of Directors (“Board”). For purposes of such determination, the following interpretive principles will be applied:
(x) “Material Harm” will be deemed to exist if (I) there occurs a 5 basis points or more adverse impact on the Company’s Common Equity Tier 1 ratio (CET1), (II) a U.S. regulator with authority (e.g., Federal Reserve, OCC, SEC, or FDIC) identifies an Incident and takes an action prohibiting Citigroup from distributing capital to shareholders, and (III) unless the Incident did not result in Reputational Harm, in the following circumstances:
(1) Citigroup is required to prepare an accounting restatement impacting financial information included in any of its periodic reports filed with the SEC on Form 10-Q or 10-K due to material noncompliance with any financial reporting requirement under U.S. securities laws;

(2) A Significant Loss to the Company; and
(3) any fine or sanction that would be considered a “Significant Event” under the GDRP in an amount equal to more than 5% of the Company’s gross income for the fiscal year in which the fine is imposed.
(y) “Reputational Harm” means material reputational harm to the Company.
(D) “Violation of Any Material Risk Limit” means the Committee having determined that the Participant violated any material risk limit established or revised by senior management and/or risk management,
(E) “Significant Loss” means a 5% or more reduction in revenue or net income for the Company for any fiscal quarter compared to the same fiscal quarter in the prior year (such percentage reduction, as applicable, hereinafter referred to as the “Loss Ratio”). The amount of revenue or net income for any quarter shall mean the amount of revenue or net income, as shown in the Citigroup Quarterly Financial Data Supplement, and which were furnished as exhibits on Forms 8-K filed by Citigroup with the United States Securities and Exchange Commission, provided that, such revenue and net income shall exclude amounts reported on the “All Other” line item.
(F) “Significant Responsibility” means, (x) in relation to any Material Adverse Outcome other than an event described in Clause 2(c)(ii)(C)(x)(3) hereof, Participant engaged in conduct, or was responsible for conduct, that resulted in an Incident that is determined to be a Material Adverse Outcome, and (y) in relation to any Material Adverse Outcome described in Clause 2(c)(ii)(C)(x)(3) hereof or a Violation of Any Material Risk Limit, Participant is accountable for the event under the GDRP.
(iii)    In the event of a Material Adverse Outcome described in Clause 2(c)(ii)(C)(x)(2) hereof, only a portion of the Award (including, for clarity, a portion of the related dividend equivalents) will be canceled, notwithstanding that Subsection 2(e)(i) provides for the cancelation of the full Award in that event. Such portion shall be equal to the greater of (x) 20% and (y) the Loss Ratio. Such portion shall be divided between the DSA and the Option in the ratio of 42 to 58. The portion of the Award so canceled shall, first, reduce the outstanding Award ratably based on the remaining settlement schedule, and, second, be recoverable as provided in Section 8 herein.
3.Exercise of Option. The Option may be exercised as to all or part of the Shares subject thereto from time to time on or after the applicable Vesting Date and prior to the Expiration Date, subject to the terms and conditions of this Agreement, including without limitation the following:
(a)Notice of Exercise. To exercise all or part of the Option you must provide at least three business day’s advance written notice to the Company in a manner reasonably acceptable to the Company. Your notice can specify any proposed exercise date at least three days after the date of the notice.
(b)Payment of Exercise Price. You must pay the exercise price on the proposed exercise date in one of the following methods: (i) in cash, (ii) in Shares valued at their Fair Market Value, or (iii) through a net settlement of the Option in which the Company sells all or a portion of the Shares otherwise deliverable upon exercise of the Option in order to raise cash to pay the exercise price, taxes and other expenses, if any, arising in connection with the exercise. For purposes of this Agreement, “Fair Market Value” of a Share on a date means the closing price of a Share on the preceding day as reported by the New York Stock Exchange.
(c)Share-for-Share Exercise. If Shares are used to pay the exercise price (a “swap transaction”), the Shares used (i) must have been owned by you for at least six months prior to the date of exercise or purchased by you in the open market; and (ii) must not have been used in a swap transaction within the preceding six months. Shares subject to the Company’s Stock Ownership Commitment can be used by you in a swap transaction.

4. Termination of Employment and Other Changes in Status. If Participant’s employment with the Company terminates or is interrupted, or if Participant’s status changes under the circumstances described below, Participant’s rights with respect to the Award will be affected as provided in this Section 4.
(a)DSA and Option Vesting. The vesting of the DSA and exercisability of the Option on each Vesting Date is subject to Participant’s continued employment with Citi through the applicable Vesting Date, provided that the unvested portion of the DSA and Options shall immediately automatically vest upon (1) a “Change of Control” (as defined in the Stock Incentive Plan) of Citigroup and (2) an involuntary termination of your employment with the Company at any time beginning on the date of the Change of Control and up to and including the first anniversary of the Change in Control (a “Change in Control Termination Event”). Participant’s rights to all Shares subject to the unvested portions of the DSA and the Option (i.e., the unvested portion of the Award that would have been eligible for vesting on a Vesting Date(s) following the Participant’s termination of employment) will be automatically canceled and Participant will have no further rights of any kind with respect thereto.
(b)Post-Employment Option Exercisability.
(i)Gross Misconduct. If the Company terminates your employment for Gross Misconduct, the vested portion of the Option shall automatically be terminated and cancelled immediately upon such event, and you shall have no further rights of any kind with respect thereto. Your employment will be deemed to have been terminated for Gross Misconduct if the Company determines, not later than one year after termination of your employment, that your employment could have been terminated for Gross Misconduct.
(ii)Change in Control Termination Event. Upon a Change in Control Termination Event, the Option shall continue to be exercisable until the Expiration Date, subject to paragraph 4(f) hereof.
(iii)Other Employment Termination Circumstances. If you cease to be an employee other than by reason of actual or deemed involuntary termination for Gross Misconduct, the vested portion of the Option on the date of such event, if any, will remain exercisable until (I) two years after such event, if such event occurs prior to October 22, 2030, unless the termination is to pursue an alternative career and except as provided in Section 4(d) below or (II) the Expiration Date if such event occurs on or after October 22, 2030 or is to pursue an alternative career. For purposes of this Agreement, Participant will be deemed to have terminated employment in order to pursue an alternative career only if Participant voluntarily resigns from her employment with the Company to work in a full-time paid career (A) in government service, (B) for a bona fide charitable institution, or (C) as a teacher at a bona fide educational institution, and satisfies any requirements under any generally applicable Company policy as in effect from time to time relating to alternative career terminations.
(c)Leave of Absence. The Award will continue to be settled on schedule subject to all other provisions of this Agreement during a leave of absence that is approved by the Committee and is taken in accordance with applicable Company policy (a “leave of absence”). If Participant’s employment terminates for any reason during a leave of absence, the Award will be treated as described in the applicable provision of this Section 4.
(d)Death. Any rights you may have in respect of the Award following your death shall be rights of your estate. Such rights may be transferred by your estate to the beneficiaries thereof in accordance with the applicable laws or descent and distribution, subject to the Company’s consent. In the event your estate or any of its beneficiaries obtains any such rights, the exercise period provided by clause 4(b)(iii)(I) hereof shall be deemed to permit exercise until the later of two years after employment termination or one year after your death.

(e)Definition of Gross Misconduct. For purposes of this Agreement, “gross misconduct” means (1) competition by the Participant during employment by the Company with the Company’s business operations, (2) “gross misconduct” within the meaning of the GDRP, (3) any circumstance in which Participant (i) is subject to an action taken by a regulatory body or a self-regulatory organization (“SRO”) as a result of his or her act or omission which substantially impairs him or her from performing his or her Company duties; (ii) is materially dishonest in connection with his or her employment by the Company; (iii) breaches his or her fiduciary duty of loyalty to the Company, including but not limited to a breach of an agreement to not solicit Company employees or customers or a breach of an agreement relating to confidential information or intellectual property, regardless of whether that breach occurs during or after employment with the Company; (iv) materially breaches the terms of (A) any offer letter, separation agreement, or other agreement with the Company, (B) the Company’s Code of Conduct, or (C) any other material Company policy (including but not limited to material compliance, control, risk or employment policies); (v) violates any securities or banking law, rule or regulation or the constitution, by-laws, rules or regulations of a regulatory authority or SRO while employed by the Company; (vi) fails to remain licensed to perform his or her Company duties (or, if applicable, fails to obtain all designated licenses within the timeframe(s) set forth in Participant’s offer letter or another employment-related agreement with the Company); or (vii) is convicted of a felony or a crime of breach of trust, money laundering or dishonesty, or participates in a pre-trial diversion program after being charged or indicted for a felony or such crime, in each case of clauses (i) through (vii) above as determined by the Committee.
(f)Change in Control. In the event of a “Change of Control” (as defined in the Stock Incentive Plan) of Citigroup the Committee may, subject only to the limitations specified in the Stock Incentive Plan and in Sections 11, 14, and 15 hereof, take any actions with respect to awards (including the Award) that are permitted by the Stock Incentive Plan, including, but not limited to, making adjustments that it deems necessary or appropriate to reflect the transaction, or causing awards to be assumed, or new rights substituted therefor, by the surviving entity in such transaction.
5.Post-Employment Covenants.
(a)Solicitation of Employees and Clients. Participant agrees to the nonsolicitation obligation described in the Employment Termination Notice and Nonsolicitation Policy for U.S. Employees (“Notice Policy”) as in effect from time to time, to the extent permitted by law. For the avoidance of doubt, this Section 5(a), shall not apply if Participant’s work location is in California or Participant is a California resident on the date of his or her termination of employment by the Company.

(b)Cooperation. Upon reasonable request, the Participant shall make herself available to the Company to furnish full and truthful information concerning any event which took place during Participant’s employment. Upon reasonable request, as deemed necessary by the Company, the Participant shall make herself available to the Company to furnish full and truthful consultations concerning any potential or actual litigation. Participant shall furnish the information as soon as is practical after a request from the Company is received. The Company shall reimburse Participant for the reasonable cost of all Participant’s travel, lodging, meals and any loss of compensation suffered by Participant from her current employer as a result of time spent furnishing information.

6.Settlement and Transferability.
(a)If all applicable conditions to settlement of any portion of the Award have been satisfied as of a Vesting Date for such portion, the Award will be settled as soon thereafter as is administratively practicable, except as may be provided elsewhere in this Agreement, including without limitation paragraph ii at the beginning of Section 2 hereof (a “Delayed Settlement”), in any case with interest only as expressly provided for in the Legal Documents. In all circumstances, settlement is subject to receipt by the Company of the information necessary to make required tax payments, compliance with any post-

termination stock ownership commitment applicable to the Deferred Stock Award and submission of appropriate documentation of compliance.
(b)No portion of the Award may be sold, pledged, hypothecated, assigned, margined or otherwise transferred, other than by will or the laws of descent and distribution, and neither the Award nor any interest or right therein will be subject to the debts, contracts or engagements of Participant or his or her successors in interest or will be subject to disposition by transfer, alienation, anticipation, pledge, encumbrance, assignment or any other means whether such disposition be voluntary or involuntary or by operation of law, by judgment, lien, levy, attachment, garnishment or any other legal or equitable proceedings (including bankruptcy or divorce), and any attempted disposition thereof will be null and void, of no effect, and not binding on the Company in any way. Participant agrees that any purported transfer will be null and void, and will constitute a breach of this Agreement causing damage to the Company for which the remedy will be cancelation of the Award. During Participant’s lifetime, all rights with respect to the Award will be exercisable only by Participant, and any and all payments in respect of the Award will be to Participant only. The Company will be under no obligation to entertain, investigate, respect, preserve, protect or enforce any actual or purported rights or interests asserted by any creditor of Participant or any other third party in the Award, and Participant agrees to take all reasonable measures to protect the Company against any such claims being asserted in respect of the Award and to reimburse the Company for any and all reasonable expenses it incurs defending against or complying with any such third-party claims if Participant could have reasonably acted to prevent such claims from being asserted against the Company.
7.Stockholder Rights and Fractional Shares.
(a)Participant will have no voting rights as a stockholder of Citigroup over any Shares subject to the Award, unless and until the Shares are distributed to the Participant. The DSA will accrue dividend equivalents during the Notional Investment Period, which will be the same as dividends paid to record holders of outstanding Shares. Such dividend equivalents will be paid, without interest, if and when, and only to the extent that, the Shares subject to the DSA are distributed to Participant. For purposes of this Section 7(a), the Notional Investment Period means the period commencing on the Award Date and terminating on each DSA Vesting Date for the Shares distributed on such date (or, in the event of a Delayed Settlement, terminating on the date that is ten (10) business days prior to the actual distribution date), and a dividend will be deemed to be accrued if the ex-dividend date occurs during the applicable Notional Investment Period. Dividend equivalents, based on the same principles, will also accrue with respect to any dividends paid on shares of stock distributed with respect to Shares. Dividend equivalents will not be paid with respect to Shares subject to the Option. Participants who are subject to anti-hedging provisions under the Company’s trading policies, including the UK, EMEA and other local policies, may not trade in Shares or employ personal hedging or pledging strategies with respect to the Award, except as otherwise permitted by such policies.

(b)The Company shall not be obligated to issue any fractional Shares when Shares are deliverable. If the Award includes or results in an entitlement to a fractional Share for any reason, the Award shall be settled in full by issuance of the maximum whole number of Shares Participant is entitled to receive and the Company may cancel the fractional Share without any compensation to the Participant.

8.Clawback and Right of Set-Off.
(a)Clawback. Without limiting Section 14(a) of the Stock Incentive Plan, if it is determined by the Committee not later than three years following the settlement of any portion of the Award (whether following an investigation or otherwise) that any Settlement Condition that was treated as satisfied on a Vesting Date in connection with the settlement of such portion was, in fact, not satisfied or ceased to be satisfied (whether by reason of events occurring prior to, on or after the relevant Vesting Date), Participant is obligated upon demand, to (i) return to the Company any Shares distributed to Participant in connection with such settlement or pay to the Company an amount equal to the Fair Market Value of such Shares on (x) the applicable Vesting Date or (y) the date of such payment, whichever is greater and (ii) pay to Company the gross amount of cash, if any, paid by the Company in connection with such settlement, in each case, without reduction for any Shares or cash withheld to satisfy withholding tax or other obligations (other than any exercise price paid in cash by Participant in connection with the exercise of the Option) in connection with such settlement. No portion of the Award shall be deemed to have been fully earned for any purpose unless and until the rights of the Company to claw back such portion under this Subsection (a) have lapsed.

(b)Right of Set-Off. Participant agrees that the Company may, to the extent determined by the Committee to be permitted by applicable law and consistent with the requirements to avoid tax under Section 409A of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), (x) retain for itself funds or securities otherwise payable to Participant pursuant to the Award or any award under any award program administered by the Company to offset (i) any amounts paid by the Company to a third party pursuant to any award, judgment, or settlement of a complaint, arbitration, or lawsuit of which Participant was the subject; or (ii) any outstanding amounts (including, without limitation, travel and entertainment or advance account balances, loans, clawback or other repayment obligations under this Agreement or any award agreement, or any obligations pursuant to a tax-equalization or housing allowance policy or other expatriate benefit) that Participant owes the Company or its affiliates and (y) if Participant recovers any amount in the nature of severance pay or compensation for hypothetical or potential future services in connection with any legal claim or action alleging violation of law relating to Participant’s employment or termination thereof, whether by reason of a decision or settlement of such claim, reduce the amount to be paid in connection with the settlement of the Award following the termination of Participant’s employment, on a dollar-for-dollar basis, by the pre-tax amount required to be paid for the Participant’s account (including legal fees) in connection with such claim or action. The Company may not retain any funds or securities described in Clause 8(b)(x) hereof, or set-off obligations or liabilities described in such Clause, as described above, until such time as they would otherwise be distributable or payable to Participant in accordance with the applicable award terms. Only after-tax amounts will be applied to set-off any such obligations and liabilities and Participant will remain liable to pay any amounts that are not thereby satisfied in full.

(c)    Dodd-Frank Clawback Provisions. Notwithstanding any provision of this Agreement to the contrary, if Participant is a “Covered Individual,” as defined in the Citigroup Inc. Dodd-Frank Clawback Provisions (the “Clawback Provisions”), Participant’s Award and any other compensation paid or payable to Participant pursuant to this Agreement may be subject to recovery by the Company if the Committee determines, in its sole discretion, that Participant received “Erroneously Awarded Compensation,” as defined by the Clawback Provisions. Furthermore, if Participant is a Covered Individual on the Award Date, or becomes a Covered Individual at any time while this Award is outstanding, then in exchange for the benefits provided by this Award, Participant hereby acknowledges and agrees that the Clawback Provisions shall be applicable to any component of the Participant’s DIRAP awards that would otherwise be subject to recovery pursuant to the Clawback Provisions.

9.Consent to Electronic Delivery. In lieu of receiving documents in paper format, Participant hereby agrees, to the fullest extent permitted by law, to accept electronic delivery of all documents that the Company may be required to deliver (including, but not limited to, the Legal Documents and all other forms or communications) in connection with the Award and any other prior or future incentive award or program made or offered by the Company. Electronic delivery of a document to Participant may be via (x) a Company service provider such as DocuSign, or (y) a Company e-mail system or by reference to a location on a Company intranet or secure internet site to which Participant has access.
10.Plan Administration, Determinations and Interpretations. The Committee has sole, final and binding exclusive discretionary authority to (x) make findings of fact, interpretations, calculations, conclusions and other determinations under or with respect to the Legal Documents or any other communication, relating in any way to the Award and (y) establish and operationalize administrative procedures to implement the terms of the Award.
11.Adjustments to Award.

(a)    Capital Structure. In the event of any change in Citigroup’s capital structure on account of (i) any extraordinary dividend, stock dividend, stock split, reverse stock split or any similar equity restructuring; or (ii) any combination or exchange of equity securities, merger, consolidation, recapitalization, reorganization, divestiture or other distribution (other than ordinary cash dividends) of assets to stockholders, or any other similar event affecting Citigroup’s capital structure (a “Capital Restructuring”), to the extent necessary to prevent the enlargement or diminution of the rights of Participants, the Committee will make such appropriate equitable adjustments as may be permitted by the terms of the Stock Incentive Plan and applicable law, to the number or kind of Shares subject to the Award.

(b)    Equitable Adjustments. In the event of a Capital Restructuring, the Committee will adjust the calculation of Significant Loss, Loss Ratio and any related provision of the Award in a manner consistent with such event, which adjustment will not require the consent of the Participant.

(c)     Modifications. The Committee retains the right to modify the Award if required to comply with applicable law, regulation, or regulatory guidance (including applicable tax law) without Participant’s prior consent. The Company will furnish or make available to Participant a written notice of any modification, which notice will specify the effective date of such modification. Any other adverse modification not elsewhere described in this Agreement will not be effective without Participant’s written consent.

    (d)     Adverse Consequences. Neither the Committee nor the Company will be liable to Participant for any additional personal tax or other adverse consequences of any adjustments that are made to an Award.

12.Taxes and Tax Residency Status.
(a)    Compliance. By accepting the Award, Participant agrees to pay all applicable taxes (or hypothetical tax if Participant is subject to tax equalization or tax protection pursuant to a Citigroup Expatriate policy) and to file all required tax returns in all jurisdictions where Participant is subject to tax and/or an income tax filing requirement, without regard to the amount withheld or reported. To assist the Company in achieving full compliance with its obligations under the laws of all relevant taxing jurisdictions, Participant agrees to keep complete and accurate records of her income tax residency status and the number and location of travel and workdays outside of her country of income tax residency from the date of the Award until the settlement of the Award and the subsequent sale of any Shares received in connection with the Award. Participant also agrees to provide, upon request, complete and accurate information about his or her tax residency status to the Company during such periods, and confirmation of his or her status as a (i) U.S. citizen, (ii) holder of a U.S. green card, or (iii) citizen or legal resident of a country other than the U.S. Participant will be responsible for any tax due, including penalties and interest, arising from any misstatement by Participant regarding such information. The Award will be subject to cancelation if Participant fails to make any such required payment

(b)    Award. To the extent the Company is required to withhold tax in any jurisdiction upon the settlement of the Award or at such times as otherwise may be required in connection with the Award, Participant acknowledges that the Company may (but is not required to) provide Participant alternative methods of paying the Company the amount due to the appropriate tax authorities (or to the Company, in the case of hypothetical tax), as determined by the Committee. If no method of tax withholding is specified at or prior to the time any tax (or hypothetical tax) is due in respect of the Award, or if Participant does not make a timely election, the Company will withhold Shares from the Shares that are distributable to Participant to fund any or any portion of tax that is required by law to be withheld. Whenever withholding in Shares is permitted or mandated by the Committee, the number of Shares to be withheld will be determined by the Company, provided however, if the value of the Shares withheld by the Company exceeds Participant’s tax liability as determined by the Company in its sole discretion, then the Company shall pay or distribute to Participant such excess amount in cash, Shares or a combination of the foregoing, as soon as is administratively practicable after all withholding tax requirements are satisfied in all applicable jurisdictions. If Participant is a current or former Citigroup Expatriate subject to tax equalization, Participant agrees to promptly pay to the Company, in cash (or by any other means acceptable to the Committee), the excess of the amount of hypothetical tax due over the tax withheld with respect to the Deferred Stock Award. Participant agrees that the Committee may require that some or all of the tax (or hypothetical tax) withholding obligations in connection with the Award must be satisfied in cash only, that timely payment of such amounts when due will be considered a condition to settlement of the Award, and that if the required amounts are not timely remitted to the Company, the Award may be canceled. Whenever the payment of required withholding tax (or hypothetical tax) in cash is permitted or mandated by the Committee and provision for timely payment of such amounts by Participant has not been made, instead of canceling an equity award (as provided above), the Company may sell on behalf of Participant, at Participant’s market risk and expense, the number of Shares subject to the award that at the market sale price obtainable for the Shares on or as soon as practicable after the due date for the tax (or hypothetical tax) owed by Participant, will produce sufficient proceeds to satisfy Participant’s tax (or hypothetical tax) obligation, and remit such proceeds to the appropriate tax authorities (or in the case of hypothetical tax, retain such proceeds in satisfaction of Participant’s obligation to the Company); any remaining sales proceeds, after deduction for commissions and other reasonable and customary expenses, and any remaining Shares (if otherwise distributable to Participant) will be delivered to Participant.

13.Entire Agreement; No Right to Employment. The Legal Documents set forth the entire understanding between the Company and Participant regarding the Award and supersede all other written, oral, or implied understandings between the parties hereto about the subject matter hereof, including any written or electronic agreement, election form or other communication to, from or between Participant and the Company. Nothing contained herein or in any incentive plan or program documents will confer upon Participant any rights to continued employment or employment in any particular position, at any specific rate of compensation, or for any particular period of time.

14.Compliance with Regulatory Requirements. The Award may be subject to the applicable law (including tax laws) and regulatory guidance in multiple jurisdictions, and will be administered and interpreted consistently with such law and regulatory guidance, including but not limited to Section 409A and Section 457A of the Code.
15.Section 409A and Section 457A Compliance.
(a)    Tax Liability. Participant understands that as a result of Section 409A and/or Section 457A of the Code, if Participant is a U.S. taxpayer she could be subject to adverse tax consequences if the Award or the plans and program documents are not administered in accordance with the requirements to avoid tax under Section 409A or Section 457A. Participant further understands that if Participant is a U.S. taxpayer, and the Award is considered to be a “nonqualified deferred compensation plan” and Participant’s employer is considered to be a “nonqualified entity” (as such terms are defined in Section 409A and/or Section 457A of the Code), Participant could be subject to accelerated income recognition or other adverse tax consequences with respect to all or a portion of the Award if the Company fails to modify the Award. Participant acknowledges that there is no guarantee that the Award, or any amendment or modification thereto, will successfully avoid unintended tax consequences to Participant and that the Company does not accept any liability therefor.

(b)    Specified Employees. If the Award is subject to Section 409A of the Code, this Agreement may not be amended, nor may the Award be administered, to provide for any distribution of Shares to occur upon any event that would constitute a “separation from service” (within the meaning of Section 409A of the Code) if Participant is a “specified employee” (within the meaning of Treas. Reg. § 1.409A-1(i)(1)) at the time of such Participant’s “separation from service,” unless it is provided that the distribution or payment will not be made until the date which is six months from such “separation from service,” or, if earlier, the date of Participant’s death and that during such six-month deferral period,

Participant will not be entitled to interest, notional interest, dividends, dividend equivalents, or any compensation for any loss in market value or otherwise which occurs with respect to the Award during such deferral period.

(c)Delayed Settlement. If the Award is subject to Section 409A of the Code and there is a delayed Settlement that extends beyond December 31 of the year in which the applicable Vesting Date occurs, unless Participant timely complies with the notification and enforcement provisions of Treas. Reg. § 1.409A-3(g), the Company has full and sole discretionary authority to modify the Award in order to avoid a violation of Section 409A of the Code.

16.Arbitration; Conflict; Governing Law; Severability.
(a)    Arbitration. Any and all disputes, claims or controversies related to or arising out of the Award or the Legal Documents, including, without limitation, any claim that an Award, in whole or in part, should have been, but was not made, or that this Agreement or any of the Legal Documents is void, voidable, invalid, unlawful or unenforceable (each a “Dispute”), will be finally and conclusively resolved by binding arbitration in accordance with the Company’s arbitration policies, as in effect from time to time. In the absence of a Company arbitration policy that is applicable to you or your Award and your work location is outside of the United States at the time of the commencement of a Dispute, you irrevocably agree that (1) any such Dispute will be finally and conclusively resolved on an individual basis by binding arbitration administered by the American Arbitration Association (“AAA”) in accordance with its International Dispute Resolution Procedures in effect at the time of commencement of any such arbitration (collectively, the “Rules”), except as such Rules are otherwise modified or expanded as set forth in Citi’s Arbitration Policy, which is available on Citi For You, (2) the place of such arbitration shall be New York, New York, United States of America, and (3) any claim or dispute concerning the interpretation, application or validity of this provision shall be heard and decided exclusively by the United States District Court for the Southern District of New York (the “Southern District”), and by any court having appellate jurisdiction over the Southern District, and in the event that the Southern District lacks jurisdiction over the subject matter of any such action or proceeding, the sole alternative forum for any such action or proceeding shall be the Supreme Court of the State of New York for the County of New York.

(b)    Conflict. This Agreement will control in the event of a conflict between this Agreement and the Prospectus. In the event of a conflict between this Agreement and the Stock Incentive Plan, the Stock Incentive Plan will control.

(c)    Governing Law. This Agreement will be governed by the laws of the State of Delaware (regardless of conflict of laws principles) as to all matters, including, but not limited to, the construction, application, validity and administration of the Company’s incentive award programs.

(d)    Severability. Except as otherwise provided below, Participant understands and acknowledges that the terms and conditions set forth herein, including without limitation Sections 2 through 8 hereof, are included herein for the purpose of ensuring sound incentive compensation practices. Therefore, the terms of this Agreement are intended not to be severable, so that if any provision of this Agreement, including without limitation any provision of Sections 2 through 8 hereof, is held void, unlawful, or unenforceable under any applicable statute or other controlling law (1) the remainder of this Agreement, including in particular but without limitation the obligations of the Company in respect of settlement of the Award, will be invalidated and deemed to be unenforceable and (2) any amount previously paid or distributed in settlement of the Award shall be considered to have been distributed in error and Participant shall repay or return such payment or distribution in accordance with Section 8 hereof. Notwithstanding the foregoing, the parties acknowledge and agree that (a) the arbitration agreement set out in Section 16 hereof is a separate and severable contract between them and that any dispute as to the enforceability or validity of this arbitration agreement, or as to the arbitrability of arbitral jurisdiction over any claim, shall be heard and decided by the arbitrators, and not by any court, and that this arbitration agreement shall survive the termination or expiration of this Agreement,

(b) if only the arbitration provision set forth in Section 16 is held to be unenforceable, then Section 16 shall be severable from the remaining provisions of this Agreement.